SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Franchise Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
35180X105
(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

With a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No.	35180X105

1		NAMES OF REPORTING PERSONS
Bryant R. Riley
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,804
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,804
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,804
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%*
14		TYPE OF REPORTING PERSON
IN

 *       Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No.	35180X105

1		NAMES OF REPORTING PERSONS
Kelleher Family Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,768
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
13,768
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,768
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%*
14		TYPE OF REPORTING PERSON
OO

 *       Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on May 10, 2023 (as amended, this “Schedule 13D”) by Bryant R. Riley relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D. For the avoidance of doubt, for purposes of this Amendment, all references to the “Reporting Person” in the Schedule 13D as filed on May 10, 2023 shall be deemed to be references to Bryant R. Riley (“Riley”).

On May 10, 2023, Franchise Group, Inc., a Delaware corporation (the “Issuer”), entered into an Agreement and Plan of Merger, dated May 10, 2023 (the “Merger Agreement”, and the merger contemplated thereby, the “Merger”), by and among the Issuer, Freedom VCM, Inc., a Delaware corporation (“Parent”), and Freedom VCM Subco, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). Subsequently, in connection with the transactions contemplated by the Merger Agreement, each of Riley and the Kelleher Family Trust (collectively, the “Reporting Persons”) entered into separate rollover contribution agreements substantially in the same form as the Rollover Agreement (as defined and further described in Item 4 below), dated as of August 7, 2023, with Freedom VCM Holdings, LLC, a Delaware limited liability company (“Topco”) and, following the consummation of the Merger, indirect parent of the Issuer, and B. Riley Private Shares 2023-2 QP, LLC, a Delaware limited liability company (“BRP Shares, LLC”). As further described below, the Reporting Persons may be deemed to be the beneficial owner of certain shares of Common Stock of the Issuer, $0.01 par value (“Common Stock”), as reported in this Schedule 13D. The Reporting Persons are filing this Amendment by virtue of their entry into the aforementioned rollover contribution agreements, as further described below, in order to add the Kelleher Family Trust as a reporting person and otherwise to amend this Schedule 13D with respect to Riley.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby amended and supplemented to include the following:

The Kelleher Family Trust is a trust established under the laws of California for the benefit of Thomas John Kelleher and Mary Meighan Kelleher. Thomas John Kelleher and Mary Meighan Kelleher are the trustees of the Kelleher Family Trust. The address of the business office of the Kelleher Family Trust is 1958 Smokey Ridge Avenue, Westlake Village, California 91362.

During the last five years, the Kelleher Family Trust has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of this Schedule 13D is hereby amended and supplemented to (i) incorporate by reference the information set forth in Item 4 below and (ii) to include the following:

No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Reporting Person Rollover Agreements (as defined and further described in Item 4 below), and therefore no funds were used in connection with the transactions prompting the Reporting Persons to file this Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby (i) amended by the deletion of the first paragraph thereto and (ii) supplemented to include the following:

The Reporting Persons are filing this Schedule 13D by virtue of their entry into the Reporting Person Rollover Agreements (as defined and further described in this Item 4 below). Other than the Reporting Person Rollover Agreements, none of the Reporting Persons is a party to any of the other agreements described in this Item 4.

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain stockholders of the Issuer (the “Rollover Stockholders”) entered into a rollover contribution agreement (the “Rollover Agreement”) between Topco and each Rollover Stockholder, pursuant to which, at the Effective Time, certain shares of Common Stock (“Rollover Shares”) held by the Rollover Stockholders will be contributed to Topco in exchange for a number of common membership interests of Topco. Subsequently, on August 7, 2023, each Reporting Person entered into a rollover contribution agreement (collectively, the “Reporting Person Rollover Agreements”, and together with the Rollover Agreement, the “Rollover Agreements”) with Topco and BRP Shares, LLC, a form of which is attached as Exhibit 99.3 hereto and incorporated herein by reference. Pursuant to the Reporting Person Rollover Agreements, substantially concurrently with the closing of the Merger, each Reporting Person’s Common Stock will be contributed to BRP Shares, LLC in exchange for a number of common membership interests of BRP Shares, LLC, which will in turn acquire the equivalent number of common membership interests in Topco.

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain members of the Issuer’s management team (the “Management Stockholders”), entered into a Voting Agreement with the Issuer and Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, the Management Stockholders have agreed to vote all shares of Common Stock owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and against certain actions that would prevent, interfere with or delay the consummation of the Merger. The Reporting Person Rollover Agreements include covenants obligating the Reporting Persons to vote their shares of Common Stock in favor of the transaction substantially identical to the Voting Agreement. The Reporting Person Rollover Agreements terminate upon the termination of the Merger Agreement in accordance with its terms.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Merger Agreement, the Voting Agreement and the Rollover Agreements, copies of which are filed as Exhibits herewith, and which are incorporated herein by reference in their entirety. The Merger Agreement, the Voting Agreement and the Rollover Agreements are incorporated herein by reference to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual or financial information about Parent, Merger Sub, the Issuer, the Reporting Persons or any other person or entity or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each of the Merger Agreement, the Voting Agreement and the Rollover Agreements: (a) were made only for purposes of the respective agreement and as of specific dates; (b) were solely for the benefit of the parties to the Merger Agreement, the Voting Agreement and the Rollover Agreements, as applicable; (c) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Voting Agreement and the Rollover Agreements, instead of establishing those matters as facts; and (d) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of any party to the aforementioned documents or any of those parties’ respective subsidiaries or affiliates.

As a result of the Reporting Persons entering into the Reporting Person Rollover Agreements, and because Riley serves as Chairman and Co-Chief Executive Officer of B. Riley, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Kahn and certain of his affiliates and related persons, Andrew M. Laurence (a partner at Vintage Capital Management, LLC (“Vintage Capital”)), Vintage Capital, an affiliate of Kahn, as well as the other persons and entities identified in Item 5 below, who have publicly disclosed the entry into similar rollover agreements.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the Reporting Persons entering into the Reporting Person Rollover Agreements, as described in Item 4 above, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with: Kahn and certain of his affiliates and related persons; Andrew M. Laurence; Vintage Capital; American Financial Group, Inc. (and its subsidiary Great American Insurance Company) (collectively, “Great American”); Mr. John B. Berding (including an immediate family member and an affiliated trust thereof (“Berding Parties”)); Joseph Haverkamp; K. Todd Evans; Scott Harvey; Andrew F. Kaminsky; Tiffany McMillan-McWaters; Jason Mattes; Eric F. Seeton; and Thomas Will. Based on public filings, the Reporting Persons understand that (i) Kahn may, directly or indirectly (including with respect to Vintage Capital), be deemed to beneficially own 12,231,350 shares of Common Stock, (ii) Andrew M. Laurence beneficially owns 573,482 shares of Common Stock, (iii) Great American beneficially owns 686,115 shares of Common Stock in the aggregate, (iv) the Berding Parties own 184,875 shares of Common Stock in the aggregate; (v) Joseph Haverkamp owns 1,887 shares of Common Stock; (vi) K. Todd Evans owns 42,650 share of Common Stock; (vii) Scott Harvey owns 2,991.12 shares of Common Stock; (viii) Andrew F. Kaminsky owns 158,160 shares of Common Stock; (ix) Tiffany McMillan-McWaters owns 7,934 shares of Common Stock; (x) Jason Mattes owns 1,348 shares of Common Stock; (xi) Eric F. Seeton owns 69,542 shares of Common Stock; and (xii) Thomas Will owns 1,078 shares of Common Stock. Accordingly, to the extent the Reporting Persons are deemed to be members of such “group,” the aggregate beneficial ownership of such “group,” including the shares of Common Stock beneficially owned by the Reporting Persons, is equal to 13,976,984.12 shares of Common Stock, representing approximately 39.7% of the outstanding shares of Common Stock. The foregoing percentage is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023. The Reporting Persons disclaim beneficial ownership of any shares of capital stock of the Issuer owned by the other members of such “group”.

(a) As of 4 p.m., Eastern Time, on August 7, 2023, the Reporting Persons in the aggregate beneficially owned 15,572 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock, of which Riley owns 1,804 shares and the Kelleher Family Trust owns 13,768 shares.

The calculation of the percentage of Common Stock beneficially owned by the Reporting Persons is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

(b) The Reporting Persons have sole voting and dispositive power over the shares of Common Stock set forth in Item 5(a) above.

(c) Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Except as otherwise described in this Schedule 13D, no person other than the Reporting Persons are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1*	Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.2	Voting Agreement, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.3	Rollover Agreement, dated as of May 10, 2023, by and among Freedom VCM Holdings, LLC and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

* Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2023

/s/ Bryant R. Riley
Bryant R. Riley

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2023

KELLEHER FAMILY TRUST

By:	/s/ Tom Kelleher
Tom Kelleher, Trustee